

February 23, 2011

Jing'an Wang
Chief Executive Officer
Huifeng Bio-Pharmaceutical Technology, Inc.
16B/F Ruixin Bldg., No. 25 Gaoxin Road
Xi'an, Shaanxi Province, China 710075

> **Re: Huifeng Bio-Pharmaceutical Technology, Inc.**
> **Item 4.02 Form 8-K**
> **Filed February 17, 2011**
> **File No. 000-32253**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.02

1. Please amend your filing to disclose when you plan to file restated financial statements for the fiscal year ended December 31, 2009 and the first three fiscal quarters of 2010.

2. You disclose that management has been assessing the effectiveness of your internal controls over financial reporting and disclosure controls and that based on this assessment, you expect to report a material weakness in your internal controls over financial reporting, and, therefore, conclude that internal controls over financial reporting as of September 30, 2010 are not effective. Please amend your filing to disclose why your assessment of internal controls over financial reporting is as of September 30, 2010 and not as of December 31, 2009, which is the initial date as of which you plan to restate your financial statements.

3. Please amend your filing to disclose whether you have also reconsidered, in accordance with Item 307 of Regulation S-K, the adequacy of your previous assertions in your Form 10-K for the Fiscal Year Ended December 31, 2009 and Forms 10-Q for the Quarterly Periods Ended March 31, June 30, and September 30, 2010 regarding your disclosure controls and procedures, in light of the material errors that you have described.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (202) 551-3374.

Sincerely,

Staci Shannon
Staff Accountant